Mail Stop 6010							November 29, 2006

Ms. Debra Towsley
President and Chief Executive Officer
MEDirect Latino, Inc.
2101 W. Atlantic Boulevard, Suite 101
Pompano Beach, Florida 33069

Re:	MEDirect Latino, Inc.
	Form 10-K filed October 27, 2006
	File No. 0-51795

 Dear Ms. Towsley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed on October 27, 2006

General

1. Please amend your filing to include selected quarterly data as required by Item 302 of Regulation S-K.

Item 2.  Properties, page 12

2. Please expand the discussion to identify the individual(s) for whom the residential properties were rented and for what purpose.



3. With respect to the Lighthouse Point property, please clarify whether penalties and/or fees were incurred in connection with the termination. In this regard, we note the lease could not be terminated until after a seven month period, was entered into in June
2006, and has already been terminated. In addition, please explain why the lease was terminated.

Item 3.  Legal proceedings, page 13

4. Please expand the discussion concerning the DDI litigation to explain the nature of the alleged criminal wrongdoing and the basis for the request for treble damages.

5. The last two paragraphs of this section refer to litigation with
Ms. Rice and appear to be substantially identical. Please clarify whether these are two separate matters and whether the property you are requesting consists solely of your files. In addition, please explain the nature of your property purportedly unlawfully held by Ms. Rice and whether, and the extent to which, such action has affected your operations and financial results.

Item 6.  Selected Financial Data, page 15

6. Please include loss per share information in this table as required by Item 301 of Regulation S-K.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 16

From Inception to June 30, 2006, page 16

7. Please disclose in detail the nature of the costs included in "Officers benefits - related parties" here and in the footnotes to the financial statements.








Selling, general and administrative, page 17
8. When more than one reason is responsible for a fluctuation in an activity being discussed, please quantify each of the factors causing the change. In this regard, you note that the increases over the base period ended March 2005 were due to several factors listed. Please quantify the effect of each factor discussed. Please follow this model for all material changes disclosed in the results of operations section.

Interest and financing cost, page 17

9. Fully explain the components of interest and financing cost.
We
note the amount of expense in 2006 is greater than the amount of debt at June 30, 2006 and June 30, 2005.

General trends and outlook, page 18

10. Please revise your disclosures to provide more information on the non-binding loan proposal with Granite Creek Partners. At a minimum the terms of the loan should be disclosed. Tell us why not including information about this subsequent event in a footnote to your financial statements was considered appropriate.

Critical Accounting Policies, page 20

Revenue Recognition

11. From your disclosure in Note 2 on page 32 it appears you collect co-payments from your customers. Please disclose your accounting policy for the co-payments from customers here and in the notes to the financial statements.

Allowance for Doubtful Accounts, page 21

12. Disaggregate the amount over 90 days at June 30, 2006 into additional categories such as 91-180 days, 181-360 days and greater than 360 days.







Stock based compensation, page 23

13. In addition to stating that you account for stocks issued to employees, shareholders and third parties in accordance with SFAS No.
123R, describe specifically how and when the cost of issuing such equity instruments is recognized and how fair value is established.
Please clarify whether this disclosure relates to stock issued or stock based compensation issued.

Financial Statements for years ended June 30, 2006, 2005 and 2004

Consolidated Statements of Operations, page 27

14. As it appears that diluted loss per share would differ from basic
loss per share, please include diluted per-share amounts for net loss
on the face of these statements as required by paragraph 36 of
SFAS
128 or explain why that disclosure is not required. In addition, please include all disclosures required by paragraph 40 of SFAS 128 in your amended filing.

15. Based on the number of shares outstanding at July 1, 2005 and June 30, 2006 and shares issued during the year, the 10,827,936 weighted average shares outstanding for 2006 seems low. Please demonstrate how the weighted average number of shares for 2006 complies with GAAP.

Note 1. Organization and summary of significant accounting policies, page 30

Earnings per share, page 32

16. Please include a disclosure on how diluted earnings per share are calculated.

Note 10.  Stockholder`s Equity, page 36

17. Please refer to our comment 8 issued in our letter dated July
31,
2006. Please revise your disclosure to better explain the valuation technique used to value and record the founder`s shares issued. Describe the significant factors, assumptions and methodologies used in determining the fair value of the stock. Please ensure that you have clearly disclosed your accounting for this transaction.




Note 17.  Restatement of Financial Statements, page 40

18. Please tell us why you did not furnish Item 4.02 Form 8-K`s to alert investors to the restatements to your prior period financial statements.
Item 9A.  Controls and procedures

19. Please explain to us why you were able to conclude that your disclosure controls and procedures are "effective" in light of the series of Form 10`s issued between February 8, 2006 and July 18, 2006 containing erroneous financial information. In the Form 10-K filed on October 27, 2006 you corrected several errors to your previously issued June 30, 2005 financial statements. After reviewing your response, we may have further comments.

Item 11.  Executive Compensation, page 46

20. With respect to the column entitled "all other compensation" please provide footnote disclosure for each individual itemizing the nature of each component of the "other compensation." Please quantify the dollar amount of each component for each individual listed in the table. As may be applicable, please provide additional disclosure explaining the nature of the compensation how each amount
was determined.   Please file as exhibits any documents related to
this compensation and/or its determination.

Item 13.  Certain relationships and related transactions, page 48

21. Please expand the discussion concerning the relationships and transactions to provide the information requested by Item 404(a) including the name of the person(s) involved in the transaction, their relationship to the registrant, and the nature of such person`s interest in the transaction.

22. Please confirm that all documents related to the related transactions described in this section have been filed as exhibits.


General

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at
(202) 551-3862 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director





Ms. Debra Towsley
MEDirect Latino, Inc.
November 29, 2006
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